[LETTERHEAD OF DECHERT LLP]

December 18, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 94 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the VelocityShares Tail Risk Hedged Large Cap ETF and VelocityShares Volatility Hedged Large Cap ETF (the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2012. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 122 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about December 19, 2012.

A. Comments from October 23, 2012

Name Issues

Comment 1.	In the prospectus of VelocityShares Tail Risk Hedged Large Cap ETF, including the summary, please provide a detailed description of what tail risk means.

Response 1: The disclosure has been revised to clarify that “tail risk” refers to the risk of a rarely occurring yet extreme negative performance event.

Comment 2.	Both Funds have “hedged” in the name. Please clarify where hedging comes in, and what is being hedged in both Funds?

Response 2: The 15% volatility component of each Index is designed to hedge (to differing degrees) the exposure to significant negative performance (i.e., “tail risk”) in the 85% U.S. large cap equity component. The disclosure has been revised to clarify the foregoing.

Comment 3.	In VelocityShares Tail Risk Hedged Large Cap ETF, is the Tail Risk being hedged or is the S&P 500 that is being hedged?

Response 3: The volatility component of each Fund is designed to hedge tail risk events in the S&P 500.

December 18, 2012

Comment 4.	Is a 15% allocation to a hedging strategy sufficient to include “hedged” in the name?

Response 4: We believe that allocation is sufficient to refer to the hedging concept in each Fund’s name. The 15% allocation to the volatility component of each Fund is intended to provide sufficient hedging exposure to offset all or a large portion of significant negative performance events (i.e., “tail risk”) in each Fund’s 85% allocation to the S&P 500.

Commodity Pool Issues

Comment 5.	Please fully disclose in the prospectus the risk of investing in commodity pools, including risks that such pools are not protected under the 1940 Act.

Response 5: The disclosure has been revised accordingly.

Comment 6.	Please disclose the tax risks of investing in the commodity pools.

Response 6: The disclosure has been revised accordingly.

Comment 7.	Will the Funds themselves be able to qualify as regulated investment companies?

Response 7: We expect that the Funds will be able to qualify as regulated investment companies.

Comment 8.	Are there any issues regarding the Fund investing in 15% in commodity pools with the U.S. Commodity Futures Trading Commission (“CFTC”)?

Response 8: We believe that the Funds’ investments in such commodity pools, or in swaps which provide exposure to such commodity pools (or to such commodity pools’ underlying investments), will not cause the Funds to be deemed “commodity pools” under the CFTC’s recently revised rules.

Comment 9.	Do the Funds have to be registered with the CFTC? If not, what exemption do the Funds qualify for?

Response 9: The Funds expect to meet the CFTC’s revised requirements for the investment company exemption from the definition of “commodity pool operator” under Rule 4.5.

Comment 10.	Please confirm that such Fund’s expenses are including the Acquired Fund Fee Expense (“AFFE”) line in the table.

Response 10: Each Fund will include in the AFFE line item the expenses of the S&P 500 ETFs in which it invests, but will not include the expenses of any commodity pool ETFs in which it invests because the expenses of such commodity pools are not required to be included in the AFFE line item. Under Instruction 3(f)(i) to Item 3 of Form N-1A, an “Acquired Fund” is “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act (15 U.S.C. 80a-3(a)) but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act (15 U.S.C. 80a-3(c)(1) and 80a-3(c)(7)).” The commodity pools are thus not “Acquired Funds” for purposes of the AFFE line item.

December 18, 2012

Comment 11.	Have the use of swaps been used to reduce the fees listed on the AFFE line?

Response 11: No, because even if a Fund invested directly in commodity pools, the pools’ expenses would not be included in AFFE. See Response 11.

Comment 12.	Please confirm the Funds will cover the full notional value of any swaps.

Response 12: The Funds expect to cover the full notional value of any swaps into which they enter.

Comment 13.	Explain why (a) the Funds use three S&P 500 ETFs and (b) whether the Funds may use swaps to make investments. If so, are there any legal advantages, such as not being considered an underwriter?

Response 13: The Funds divide their S&P 500 exposure between the 3 U.S. ETFs which offer such exposure in order to avoid relying on any one ETF provider. The Funds do not intend to obtain exposure to the S&P 500 via swaps or other derivatives; accordingly, there are no legal advantages sought by the Funds from using swaps to obtain such exposure.

General Questions

Comment 14.	Will these Funds meet the generic listing standards?

Response 14: We have been advised that the Funds will meet the generic listing standards of the NYSE Arca.

Comment 15.	Have the Funds been in contact with Trading and Markets regarding these filings?

Response 15: The Funds have been in contact with the SEC’s Division of Trading and Markets in connection with obtaining no-action relief in connection with the Funds’ offering.
Summary Section

Comment 16.	Please update the Fee Tables under annual fund operating expenses to follow the format specified by Form N-1A.

Response 16: The disclosure has been revised accordingly.

Principal Investment Strategies

Comment 17.	Please name the “Underlying Index” specified in the first sentence of the Principal Investment Strategy section.

Response 17: The disclosure has been revised accordingly.

December 18, 2012

Comment 18.	Will the percentages allocated to the underlying large-cap ETFs and the percentage allocated to the volatility ETFs be split evenly between each ETF within the specific type of allocation?

Response 18: Each Fund’s allocation to the S&P 500 ETFs is split evenly between those 3 ETFs. However, as currently described in the prospectus, the Funds’ allocation to the volatility ETFs is not split evenly between the two volatility ETFs. The disclosure has been revised to further clarify the Funds’ respective allocations.

Comment 19.	Please clarify whether the 85%/15% allocation between the large-cap ETFs and volatility ETFs is a fixed allocation or whether it could change over time.

Response 19: The 85%-15% split is a fixed allocation which is reset each month to account for changes in market value (when each Index rebalances).

Comment 20.	With respect to the large-cap ETFs, which managers advise the three large-cap ETFs and which managers advise the volatility ETFs?

Response 20: The disclosure has been revised to clarify that the large-cap ETFs are managed by iShares, State Street and Vanguard and the volatility ETFs are managed by ProShares.

Comment 21.	Please state who creates and administers the Underlying Index.

Response 21: The disclosure has been revised to clarify that VelocityShares Index and Calculation Services (“VelocityShares”) creates and administers each Underlying Index.

Comment 22.	Please describe the arrangement between ALPS Advisors, Inc. and the administrators of the Underlying Indices.

Response 22: The disclosure has been revised accordingly to clarify that ALPS Advisors is not affiliated with VelocityShares.

Comment 23.

Please provide a more detailed description regarding what the composition of the volatility ETFs. Please clarify whether the ETFs are registered as commodity pools with the CFTC and whether they invest in futures. If the volatility ETFs are not registered as commodity pools with the CFTC, please explain why.

Response 23: The disclosure has been revised accordingly, including to confirm that the volatility ETFs are sponsored by a registered commodity pool operator and advised by a registered commodity trading adviser.

Comment 24.

Please provide more information about the Underlying Index. More specifically, (a) is the Underlying Index available to the general public, (b) when was the Underlying Index created, and (3) was it custom made for these Funds?

Response 24: Each Underlying Index was created in July of 2012. Information about each Underlying Index is not yet available to the general public but is expected to be available soon (at www.velocityindices.com). Each Underlying Index was designed for the purpose of reflecting investment exposure which would be feasible for an ETF to track, but they were not created at the direction of or on behalf of ALPS.

December 18, 2012

Comment 25.	Does the Registrant take the position that these Funds can rely on the existing Alps Trust Order without any amendments? If these Funds require amendments, have they been filed and when?

Response 25: We believe that these Funds can be offered pursuant to the existing ALPS ETF Trust exemptive order (the “ALPS Order”) without the need for any further amendments.

Comment 26.	The Underlying Index consists of five components, one of which has three components (S&P 500). Does this qualify as an index, or is this just a portfolio?

Response 26: We believe there is no reason that either Underlying Index should be deemed anything other than an “index.” Neither Form N-1A nor the ALPS Order requires an index to contain a minimum number of constituents, and each Underlying Index provides exposure to (a) a large number of issuers and (b) short-term futures. There is no reason an Underlying Index to not be considered an “index” because it contains such exposures through ETFs rather than directly.

Comment 27.	Please clarify how the large-cap ETFs work in tandem with the volatility ETFs. Please clarify the disclosure regarding what is hedged and what is accomplished by structuring the Funds in this manner.

Response 27: The disclosure has been revised accordingly, pursuant to Responses 2 and 3.

Comment 28.	To what extent are the Funds trying to replicate the Underlying Index? Is there a target correlation?

Response 28: Each Fund intends to achieve a correlation of at least 0.95 to its Underlying Index (with 1.00 representing perfect correlation).

Investment Risk

Comment 29.	Please clarify the fund of fund risk and the extent of exposure to leverage ETFs.

Response 29: The disclosure has been revised accordingly.

Comment 30.	Please clarify the use of futures for both volatility ETFs.

Response 30: The disclosure has been revised accordingly.

Comment 31.	Please clarify what “VIX” means.

Response 31: The disclosure has been revised accordingly.

December 18, 2012

Comment 32.	Please adjust the “Investment Strategy” section to clarify how investments in futures and leveraging fit into the investment strategy of the Funds.

Response 32: The disclosure has been revised to clarify that the Funds’ only exposure to futures or leveraging is through the volatility ETFs.

Comment 33.	Please explain how swap agreements and other derivatives fit into the Funds’ strategies and what other derivatives may be used.

Response 33: The disclosure has been revised to clarify that the only derivatives currently intended to be used by the Funds are swaps to provide exposure to the volatility ETFs (or to the volatility ETFs’ underlying exposure).

Comment 34.

Please clarify why the underlying volatility ETFs are not appropriate for all investors and how that corresponds to investments in the Funds. Should an investor not invest in the Funds if such investor does not understand how volatility indices work?

Response 34: The underlying volatility ETFs are being used to reduce the risk of a substantial decline in stock prices due to a “tail event.” This is in marked contrast to a direct investment in the volatility ETFs, which expose investors to the substantial compounding and leveraged/inverse risks which prompted the Commission’s moratorium on exemptive orders regarding such ETFs. As revised in connection with these comments, the prospectus discloses that direct investment in such volatility ETFs presents heightened risks and that direct investment in the volatility ETFs may not be appropriate for all investors. However, these risks are not presented in the context of the Funds’ overall portfolios (which combine both long and short exposures to short-term VIX futures which are regularly rebalanced) and thus are not applicable to Fund investors.

Comment 35.	Please clarify the disclosure regarding risk of leveraged and inverse investments. The current disclosure appears to be contradictory in regards to reducing volatility and increasing return.

Response 35: We have revised the disclosure to clarify the intended effects of the volatility ETFs on the portfolio as a whole. As set forth in response 34 above, we believe the Funds’ allocation to volatility ETFs in the proposed proportions are designed to minimize the overall risks of substantial performance declines for the Funds if the S&P 500 declines sharply.

Comment 36.	Please address the concern that the Funds may not be suitable for certain investors. Should the Funds have a suitability requirement to screen out unsophisticated investors?

Response 36: Please see response 34 above.

Fund Performance

Comment 37.	What will be the benchmark index for both Funds?

Response 37: We anticipate using the S&P 500 Index as the broad market benchmark for each Fund.

December 18, 2012

VelocityShares Volatility Hedged Large Cap ETF Specific Concerns

Comment 38.	The “Investment Objectives” section references the Underlying Index as VelocityShares Tail Risk Hedged Large Cap Index. Please confirm whether this is a typo.

Response 38: The reference has been corrected.

Comment 39.	Please clarify how this Fund differs from VelocityShares Tail Risk Hedged Large Cap ETF.

Response 39: The disclosure has been revised to clarify the differences between each Fund.

Comment 40.	Please clarify the differences of what each Fund seeks to do, and compare and contrast the two Funds to provide greater clarity.

Response 40: Please see Response 39. In particular, the disclosure has been revised to clarify that the hedge in the Tail Risk Hedged Large Cap ETF has more of a “long volatility bias” than the hedge in the Volatility Hedged Large Cap ETF. A longer volatility bias will generally correlate to increased performance during events where the equity markets go down and decreased performance during other market conditions.

Comment 41.	Please provide disclosure under “Secondary Investment Strategies” that non-fundamental policies may change without shareholder approval, but require 60 day notice to shareholders before such change.

Response 41: We do not believe the investment policies set forth therein require 60 days’ notice to shareholders prior to change.

Comment 42.	Please clarify how the volatility ETFs qualify as ETFs when they are not regulated investment companies, and whether this will cause the Fund to fail to meet the name test.

Response 42: The term “ETF’ is frequently used in the marketplace to include both ETFs which are registered under the 1940 Act and those which are only registered under the Securities Act of 1933, as amended (and thus do not qualify as regulated investment companies for purposes of Subchapter M of the Internal Revenue Code). Pursuant to comment 5, the disclosure in the prospectus indicates clearly that the volatility ETFs are not registered under the 1940 Act. We do not believe the volatility ETFs regulatory status has any impact on the Funds’ compliance with Rule 35d-1.

Comment 43.	Will swaps and derivatives exposure be through underlying ETFs or direct investments of the funds?

Response 43: Pursuant to Response 33, the disclosure has been revised to clarify that the only derivatives currently intended to be used by the Funds are swaps to provide exposure to the volatility ETFs (or to the volatility ETFs’ underlying exposure).

December 18, 2012

How to Buy and Sell Shares

Comment 44.	The abbreviation “AP” is used without defining. Please define.

Response 44: The term has been defined.

Comment 45.	Please clarify how one qualifies as an authorized participant.

Response 45: The disclosure has been revised accordingly.

Federal Income Taxation

Comment 46.	Are there any tax issues in investing in commodity pools?

Response 46: The disclosure has been revised to reflect any applicable tax issues from the Funds’ potential investments in the volatility ETFs.

Statements of Additional Information regarding Both Funds

Comment 1.	Please discuss any investment practices that are discussed in the SAI that could be considered material or that might affect the fund’s performance in the prospectus.

Response 47: The SAI disclosure has been revised where appropriate.

Comment 2.	All disclosures in the SAI should pertain to the two Funds. Please confirm that SAI disclosures are relevant to these Funds.

Response 48: The SAI disclosure has been revised where appropriate.

B. Additional Comments from October 25, 2012

Comment 1.

The Commission is concerned that the ETF is exposing investors to compounding risk and leveraged and inverse risk by investing in leveraged and inverse funds and holding these positions for greater than one day. Accordingly, the staff has placed a general hold on leveraged inverse exemptive orders. Please explain why including such ETFs in the tracking index is not merely a way to circumvent this general hold.

Response 49: Pursuant to Response 34, the Funds’ holdings of leveraged ETFs in the proposed proportions should not provide Fund investors with overall leveraged exposure as would be the case if the investor held the leveraged ETFs directly. We therefore believe that the Funds are not circumventing the Commission’s general hold by providing exposure to leveraged ETFs in the manner set forth in the registration statement. We believe that the risk disclosure in the prospectus, as revised in response to the comments set forth in this letter, appropriately advises investors of the risks to which they are subject by holding the Funds with their exposure to leveraged ETFs.

December 18, 2012

Comment 2.

Please explain why an index with only five constituents should be approved by the Division of Trading and Markets and satisfy the conditions set forward in the index listing standards and class relief no action letter.

Response 50: Pursuant to Response 15, the Funds are in the process of obtaining a no-action relief from the Division of Trading and Markets to allow the trading of the Funds even though the Underlying Indexes contain five components. We note that there are numerous precedents for the Division of Trading and Markets granting relief to “ETFs of ETFs” which hold fewer than 20 components.[1]

Comment 3.	In the chart under “Principal Investment Strategies”, please provide the correct name of each ETF trust (e.g. S&P 500 ETF trusts is actually the SPDR trust).

Response 51: The disclosure has been revised accordingly.

Comment 4.

Please consider the appropriate intellectual property issues with respect to the use of the underlying ETFs in the registration statement (for example, obtain approval from Pro Shares, SPDR, S&P, etc.).

Response 52: We do not believe that listing the names of the underlying ETFs in the registration statement (along with the information requested in comment 20 above) raises intellectual property issues for the Funds.

Comment 5.	It appears that the ETFs may be invested at levels above 25%. If this is the case, please reference audited SOX compliance in the fund filing.

Response 53: We do not expect either of the Funds to hold any of the underlying ETFs in amounts which would result in such underlying ETFs being “controlled” by a Fund. Accordingly (and pursuant to subsequent discussions we have had with the staff), we do not believe it is necessary to include financial statements of any of the underlying ETFs in any Fund filings.

* * * * * * * *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

[1]

See Letter from Josephine J. Tao, Assistant Director Division of Trading and Markets, to Kathleen H. Moriarty of Katten Muchin Rosenman LLP dated March 25, 2009 with respect to Index IQ index-based ETFs of ETFs; Letter from Josephine J. Tao, Assistant Director Division of Trading and Markets, to W. John McGuire of Morgan Lewis & Bockius, LLP dated September 14, 2009 with respect to AdvisorShares Trust actively managed ETFs of ETFs; Letter from Josephine J. Tao, Assistant Director Division of Trading and Markets, to Richard F. Morris of WisdomTree Asset Management, Inc. dated December 23, 2009 with respect to WisdomTree Trust Index-Based ETF of ETFs; Letter to W. John McGuire of Morgan Lewis & Bockius, LLP from Joseph Furey, Acting Co-Chief Counsel Division of Trading and Markets, dated June 16, 2011 with respect to the Meidell Tactical Advantage ETF and Madrona Forward Global Bond ETF, dated February 8, 2011 with respect to AdvisorShares SIM Dynamic Allocation Diversified Income ETF and SIM Dynamic Allocation Growth Income ETF, dated January 19, 2011 with respect to AdvisorShares Active Bear ETF, from Josephine J. Tao, Assistant Director Division of Trading and Markets, dated July 2, 2010 with respect to AdvisorShares Mars Hill ETF and from James A. Brigagliano, Deputy Director Division of Trading and Markets, dated May 4, 2010 with respect to U.S. One Trust ETF.

December 18, 2012

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz